Weil, Gotshal & Manges LLP	Wachtell, Lipton, Rosen & Katz
767 Fifth Avenue	51 West 52nd Street
New York, New York 10153	New York, NY 10019
July 8, 2009
VIA EDGAR AND MESSENGER
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary Beth Breslin

Re:	CareFusion Corporation Amendment No. 4 to the Registration Statement on Form 10 (File No. 001-34273) Filed on July 7, 2009
Dear Ms. Breslin:
     On behalf of our client, CareFusion Corporation (the “Company”), which is currently a wholly owned subsidiary of Cardinal Health, Inc. (“Cardinal Health”), we are providing to the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) the Company’s responses to the comments in your letter dated July 7, 2009 regarding Amendment No. 4 to the Registration Statement on Form 10 of the Company (File No. 001-34273) (the “Registration Statement”). The Company concurrently is filing Amendment No. 5 to the Registration Statement, which incorporates the revisions discussed below and a revised information statement attached as Exhibit 99.1 (the “Information Statement”).
     For your convenience, set forth below in bold are each of the comments in the Staff’s letter dated July 7, 2009, followed by the Company’s response to that comment, including where applicable, a cross-reference to the location of the changes made in response to the Staff’s comment. All page numbers refer to the page numbers in the revised Information Statement included in Amendment No. 5 to the Registration Statement.

Legal Proceedings, page 84
1.	We note the four additional contingencies referenced in the bullet points in Schedule 5.06 to Exhibit 10.54. Please tell us why these matters are not required to be disclosed in the registration statement.
     Response: The Company advises the Staff that the four contingencies referenced on Schedule 5.06 to Exhibit 10.54 that were not described in the Information Statement are not required to be disclosed in the Registration Statement because (a) as with similar contracts in which schedules of such matters qualify representation and warranties, inclusion of such matters on the schedules primarily serves to allocate the risk of such contingencies occurring to the lenders rather than the Company, (b) such contingencies were identified pursuant to the contractual materiality standard negotiated by the Company and its lenders in the agreement, not based upon the materiality standard imposed by the federal securities laws and (c) such matters do not satisfy the materiality threshold in Item 103 of Regulation S-K.
Material U.S. Federal Income Tax Consequences, page 151
2.	Given your receipt of the private letter ruling from the Internal Revenue Service that the contribution and distribution will qualify as a reorganization for U.S. federal income tax purposes, please revise your disclosure here and in the summary that currently implies there is some uncertainty as to what the tax consequences will be. In this regard, we note your use of the term “generally” to describe the ruling and tax consequences to holders receiving cash in lieu of fractional shares, as well as the assumption that the transaction will qualify as tax-free.
     Response: The Company has revised the disclosure in the Information Statement on pages 3, 6, 24, 45, 139, 142, 151, 152, 153, F-44, F-50 and F-67 in response to the Staff’s comment.
Description of Indebtedness, page 154
3.	Please revise your disclosure at the top of pages 155 and 156 to describe with more specificity the interest rate to which your financing arrangements are subject. Please also revise to describe potential increases in the applicable interest rates when repayment is not made within specified time frames as provided in Exhibits 10.52 through 10.54.
     Response: The Company has revised the disclosure in the Information Statement on pages 155, 156 and pages F-67 and F-68 in response to the Staff’s comment.

Exhibits
4.	Please file all exhibits, schedules, appendices and/or attachments to the employment agreement filed as Exhibit 10.51. For example, we note that you have not filed Exhibits A, B, and C.
     Response: The Company acknowledges the Staff’s comment, however, at this time Exhibits A and B to the employment agreement filed as Exhibit 10.51 have not been finalized and are not in sufficient draft form to be included. Exhibits A and B will be based upon the Company’s form of equity award agreements, but the Company believes that the individual changes to those forms will be material and therefore it would be misleading to file the forms at this time. Exhibit C is the same as the form of indemnification agreement filed with the Registration Statement as Exhibit 10.4. The employment agreement filed as a Exhibit 10.51 is only the form of agreement and has not yet been executed. The Company intends to file the exhibits, schedules, appendices and/or attachments required to be filed on a Current Report on Form 8-K, following execution of such agreement.

* * *
     We hereby inform you on behalf of the Company that the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing of the Registration Statement and all subsequent amendments thereto.
     The Company acknowledges that the comments of the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.
     The Company further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If it would expedite the review of the information provided herein, please do not hesitate to call Erika Weinberg at (212) 310-8910.
     Very truly yours,

/s/ Erika Weinberg, Esq.	/s/ David A. Katz, Esq.

Erika Weinberg, Esq.	David A. Katz, Esq.
Weil, Gotshal & Manges LLP	Wachtell, Lipton, Rosen & Katz

cc:	Jack Adams, Esq. James Barnett, Esq. Rod D. Miller, Esq. David K. Lam, Esq.

4